UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    Not Applicable                                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

(Registrant)

Date: May 3, 2013

By /s/ Sanjay Dongre

Name: Sanjay Dongre

Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated May 3, 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the book closure period and forthcoming annual general meeting of the Bank.

May 3, 2013

New York Stock Exchange

11, Wall Street,

New York, NY 10005

USA

Dear Sir/Madam,

Re: Annual General Meeting and Book Closure

We wish to inform you that the Annual General meeting of the Bank is scheduled to be held on Thursday, 27th day of June, 2013.

The Register of Members and Share Transfer Books of the Bank will remain closed from Saturday, 15th day of June, 2013 to Thursday, 27th day of June, 2013 (both days inclusive) for the purpose of ensuing Annual General Meeting and payment of dividend. The Board of Directors have recommended dividend @ INR 5.50 per Indian Equity Share having nominal value of INR 2.

We would also like to inform you that the electronic credit of the dividend warrants would commence from 28th June, 2013 and dispatch of dividend warrants / pay orders will commence from 5th July, 2013 and is expected to be completed by 8th July, 2013.

Kindly take the same on records.

Thanking you,

Yours Faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary